Exhibit 99.1

Simcere Pharmaceutical Group Announces Issuance of GMP Certificate to Simcere Vaxtec

NANJING, China, March 22, 2013 /PRNewswire/ — Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China, today announced that the Chinese SFDA has issued its approval for GMP certification of the influenza vaccine production facility at Jiangsu Simcere Vaxtec Bio-Pharmaceutical Co., Ltd (“Simcere Vaxtec”), a subsidiary in which the Company holds a 52.5% equity interest. Simcere Vaxtec plans to resume production of its influenza vaccine.

Separately, the Company also announced the resignation of Mr. Hong Zhao, an executive vice president of the Company. Mr. Zhao resigned for personal reasons. His resignation has been accepted by the Company and will take into effect on April 1, 2013.

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, cardiovascular disease, infectious diseases and pain. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contacts:

Email: ir@simcere.com

In Nanjing:	In the United States:
Jie Liu D’Elia	Cindy Zheng
Vice President	Brunswick Group LLC
Simcere Pharmaceutical Group	Tel: 1-212-333-3810
Tel: 86-25-8556-6666*8857

In Beijing:

Yue Yu

Brunswick Group

Tel: 86-10-5960-8600

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